UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

CC Real Estate Income Fund-T2

(Exact Name of Registrant as Specified in the Charter)

590 Madison Avenue, 34th Floor
New York, New York 10022
(Address of Principal Executive Offices)

(212) 547-2600
(Registrant's Telephone Number, Including Area Code)

Kevin P. Traenkle

Chief Executive Officer and President

590 Madison Avenue, 34th Floor

New York, New York 10022

(212) 547-2600
(Name and address of agent for service)

COPIES OF COMMUNICATIONS TO:

Clifford R. Cone, Esq.

Jefferey D. LeMaster, Esq.

Clifford Chance US LLP

31 W 52nd Street

New York, New York 10019
(212) 878-8000

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES ☒ NO ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of New York, and State of New York, on the 19th day of December, 2018.

CC REAL ESTATE INCOME FUND-T2

By: /s/ Kevin P. Traenkle
Name: Kevin P. Traenkle
Title: Chief Executive Officer and President

Attest:	/s/ Sandra M. Forman Name: Sandra M. Forman Title: General Counsel, Chief Compliance Officer and Secretary

[Signature Page to N-8A]